Exhibit 99.2
ASX ANNOUNCEMENT (ASX: NVX)

Lead Customer Feedback Marks Progress in Qualification

Chattanooga, TN (USA), 10 September 2026 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials company, today received testing results from the initial shipment of a mass production qualification sample (“C-sample”) of synthetic graphite anode active material (“Synthetic Graphite AAM”) from its lead customer (the “Customer”). The Customer’s testing shows the material met 12 out of the 14 total specification parameters. For the two specifications not met, one was within approximately 1% of the requirement while the other was assessed on a pass/fail basis under the Customer’s testing criteria. NOVONIX’s internal testing indicated that the material met all required specifications.

Qualification of anode active materials is a rigorous and iterative process, involving highly sensitive testing methodologies. Variations in testing equipment, protocols, environmental conditions, and other factors can influence measured results.

With the feedback received from the Customer, NOVONIX has identified actions which will address the remaining specification parameters and continue progressing toward full scale commercial production.

“The testing and feedback from NOVONIX’s lead customer enables targeted actions to achieve final material confirmation and helps further the goal of development of a secure North American battery materials supply chain,” said Mike O’Kronley, CEO of NOVONIX. “Through the work of our dedicated team working closely with our customers to validate a North American source of synthetic graphite, NOVONIX sets itself apart as an advanced provider of critical battery materials.”

The Company continues to expect commencement of mass production sales to its lead customer to begin in the second half of 2027, subject to successful completion of the qualification process.

This announcement has been authorised for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is building a resilient North American battery materials supply chain to reduce risk and support U.S. energy independence. Headquartered in Chattanooga, Tennessee, the company produces high-performance synthetic graphite anode materials for lithium-ion batteries, serving

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

ASX ANNOUNCEMENT (ASX: NVX)

energy storage, electric vehicles, and industrial markets. Through proprietary technologies and expanding manufacturing capacity, NOVONIX is scaling critical battery materials to meet growing global demand.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Investors: ir@novonixgroup.com

Media: media@novonixgroup.com

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements made regarding anticipated qualification and production and the timelines therefor, actions to be taken to address customer test results, the deployment and scaling of furnace technology and the timeline therefor, the creation and development of new technology, and efforts to develop a North American battery materials supply chain.

The Company has based such statements on current expectations and projections about future events and trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of its furnace technology, ability to meet the technical specifications and demand of existing and future customers, the accuracy of estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and compliance with the applicable terms of government funding and other support, ability to obtain patent rights effective to protect its technologies and processes and successfully defend any challenges to such rights and prevent

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

ASX ANNOUNCEMENT (ASX: NVX)

others from commercializing such technologies and processes, and regulatory and economic developments in the United States, Australia, and other jurisdictions. These and other factors that could affect its business and results are included in its filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting the Company’s Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. The Company undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com